AP Gaming Holdco, Inc.
6680 Amelia Earhart Court
Las Vegas, NV 89119

August 19, 2014

VIA EDGAR

Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

AP Gaming Holdco, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed April 17, 2014
File No. 000-55119

Dear Mr. Ingram:

AP Gaming Holdco, Inc. (the “Company”) is submitting this letter in acknowledgement of your letter, dated July 18, 2014 (the “Comment Letter”).  The Company is working through the comments from the staff (the “Staff”) of the Securities and Exchange Commission included in the Comment Letter, and will file responses to the Staff’s comments on or prior to Friday, August 22, 2014.

If you have any questions concerning the foregoing, please contact either Curt Mayer of AP Gaming Holdco, Inc. at (702) 724-1107 or Monica K. Thurmond or Jill C. Falor of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3055 or (212) 373-3672, respectively.

Very truly yours,

/s/ Curt Mayer
Curt Mayer
AP Gaming Holdco, Inc.

cc:           Monica K. Thurmond, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP